Exhibit 12.1

Enable Midstream Partners, LP

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,		Year Ended December 31,
	2015		2014	2013	2012	2011	2010
	(In millions)
Earnings:
Income before income taxes (before earnings from equity method affiliates)	$(842	)(1)	$515	$411	$488	$364	$350
Add:
Fixed charges	84		92	84	92	95	99
Amortization of capitalized interest	1		1	1	1	—	1
Distributed earnings of equity method affiliates	21		20	15	31	31	29
Noncontrolling interest in pre-tax loss of subsidiaries	6		—	—	—	—	—
Less:
Capitalized interest	(8)		(8)	(5)	(2)	—	(6)
Noncontrolling interest in pre-tax income of subsidiaries	—		(3)	(3)	—	—	—

Total Earnings	$(738)		$617	$503	$610	$490	$473

Fixed charges:
Interest expense, net of capitalized interest	$66		$70	$67	$85	$90	$83
Capitalized interest	8		8	7	2	—	7
Amortization of premium (discount) on long-term debt	4		9	8	—	—	—
Amortization of debt expense	(2)		(3)	(2)	—	—	—
Implicit interest in rents	8		8	4	5	5	9

Total fixed charges	$84		$92	$84	$92	$95	$99

Ratio of earnings to fixed charges	—	(2)	6.73	5.99	6.61	5.14	4.79

(1)	Includes non-cash impairment on goodwill and long-lived assets of $1,105 million for the nine months ended September 30, 2015.
(2)	Earnings were inadequate to cover fixed charges by $822 million for the nine months ended September 30, 2015.

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pretax income or loss from continuing operations before earnings from equity method affiliates, plus noncontrolling interest in pre-tax loss of subsidiaries, plus fixed charges, plus distributed earnings from equity method affiliates, less noncontrolling interest in pre-tax income of subsidiaries, less capitalized interest. Fixed charges consist of interest expensed, capitalized interest, amortization of deferred loan costs and an estimate of the interest within rental expense.